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FORM X-17A-5
PART III

SEC FILE NUMBER
8-40081

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 AND ENDING 12/31/20
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Benchmark Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East 58th Street 17th Floor
(No. and Street)

New York	New York	10155
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas Schirripa (212) 312-6743
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries, LLP
(Name – *if individual, state last, first, middle name*)

4601 DTC Boulevard, Suite 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Thomas Schirripa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Benchmark Company, LLC, as of December 31, 20 20, arc truc and corrcct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard Messina, Summit Capital, Benchmark Pellinore, SCA Retirement Plan, SCA Money Purchase Plan

ROSE VILLALI
COMMISSION EXPIRES
New York County
NOTARY
PUBLIC
01VI6338584
MARCH 14, 2020
STATE OF NEW YORK

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE BENCHMARK COMPANY, LLC

Financial Statements and Supplementary Schedules Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

As of December 31, 2020

The report is in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934, as a **PUBLIC DOCUMENT.**

THE BENCHMARK COMPANY, LLC
SUMMARY OF CONTENTS
DECEMBER 31, 2020
CONFIDENTIAL

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC PARKWAY, SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
The Benchmark Company, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Benchmark Company, LLC (the "Company") as of December 31, 2020, and the related notes to the statement of financial condition. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as The Benchmark Company, LLC's auditor since 2003.

Denver, Colorado
February 22, 2021

THE BENCHMARK COMPANY, LLC

Confidential)

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS

Cash	$8,618,398
Deposit with clearing brokers	100,000
Due from brokers	2,859,526
Commission receivable	519,747
Securities owned, at fair market value	915,899
Furniture and equipment (net of accumulated depreciation)	14,394
Right of use assets, operating leases	1,356,668
Other assets	176,381
Total assets	$14,561,013

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued liabilities	$1,126,113
Compensation payable	1,422,789
Operating lease liabilities	1,412,602
Securities sold short, at fair market value	159,250
Loans payable	1,427,400
Total liabilities	5,548,154
Member's equity	9,012,859
Total liabilities and member's equity	$14,561,013

The accompanying notes are an integral part of this statement

THE BENCHMARK COMPANY, LLC
(Confidential)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

Organization and Summary of Significant Accounting Polices

Organization and Business

The Benchmark Company, LLC (the "company") is a single member LLC incorporated in Delaware on June 22, 1988. The company is a registered broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc.

Clearing Agreement

The Company under Rules 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of the customers' confirmations and statements and maintenance margin requirements under the Act and the Rules of the Self Regulatory Organizations of which the Company is a member.

Basis of Accounting

The Company's financial statements are prepared in accordance with United States generally accepted accounting principals (GAAP). These principals are regulated by Financial Accounting Standards Board (FASB). In accordance the Company records securities transactions and related revenue and expenses on a trade-date basis. Securities owned or sold, but not yet purchased by the Company (substantially common stock), are recorded at fair value and related changes in fair value are reflected in income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash is held at Sterling National Bank and JPM Chase.

Deposits with Clearing Brokers

Under terms of the clearing agreement The Company is required to maintain certain minimum amounts noted as deposits.

Securities Transactions

The Company values its securities in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values investments in securities and securities sold, not yet purchased that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

The following table presents the assets and liabilities that are measured at fair value on a recurring basis in the statement of financial condition by caption and by level within the valuation hierarchy as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Securities owned, at fair market value				
Common stocks, ETF's and MM	915,899	0	0	915,899
Warrants and rights	0	0	0	0
Preferred stocks	0	0	0	0
	$ 915,899	0	0	$915,899
Securities sold, at fair market value	0	0	0	0
Common stocks, ETF's and MM	159,250	0	0	159,250
Warrants and rights	0	0	0	0
Preferred stocks	0	0	0	0
	$ 159,250	0	0	$ 159,250

Receivable and Payable to Clearing Brokers

Receivable and payables to Clearing Brokers generally include commissions and fees related to securities transactions.

Other Assets

Other assets consist of prepaid expenses and leasehold security deposits.

Accounts Payable, Accrued Expenses

Accounts payable and accrued expenses are primarily the amounts due for day to day operations; such amounts include market data, communications, clearance, travel and entertainment, and other miscellaneous operational costs.

Compensation Payable

Compensation payable represents amounts owed to brokers not yet paid for commission and investment banking business generated.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Significant judgments are required in the application of the five step model when determining whether performance obligations are satisfied at a point in time or over time; how to allocated transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.
Revenue from contracts with customers includes investment banking revenue and brokerage services revenue excluding principal transactions. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts. The following is a description of principal activities from which the Company generates its revenue

Investment Banking
The Company earns investment banking revenue primarily from fees associated with public and private capital raising transactions and providing strategic advisory services. Investment banking revenues are derived primarily from small- and mid-capitalization companies. Investment banking revenue consists of underwriting fees, strategic/financial advisory fees and placement and sales agent fees.

• Underwriting fees. The Company earns underwriting fees in securities offerings in which the Company acts as an underwriter, such as initial public offerings, follow-on equity offerings, debt offerings, and convertible security offerings. Fee revenue relating to underwriting commitments is recorded at the point in time when all significant items relating to the underwriting process have been completed and the amount of the underwriting revenue has been determined. This generally is the point at which all of the following have occurred: (i) the issuer's registration statement has become effective with the SEC or the other offering documents are finalized; (ii) the Company has made a firm commitment for the purchase of securities from the issuer; (iii) the Company has been informed of the number of securities that it has been allotted; and (iv) the issuer obtains control and benefits if the offering; which generally occurs on trade date.

Underwriting fees are recognized gross of transaction-related expenses, such amounts are adjusted to reflect actual expenses in the period in which the Company receives the final settlement, typically within 90 days following the closing of the transaction.

• Strategic/financial advisory fees. The Company's strategic advisory revenues include success fees earned in connection with advising companies, principally in mergers, acquisitions and restructuring transactions. The Company also earns fees for related advisory work such as providing fairness opinions. A significant portion of the Company's advisory revenue (i.e., success related advisory fees) is considered variable consideration and recognized when it is probable that the variable consideration will not be reversed in a future period. The variable consideration is constrained until satisfaction of the performance obligation. The Company records strategic advisory revenues at the point in time, gross of related expenses, when the services for the transactions are completed or the contract is cancelled under the terms of each assignment or engagement.

• Placement and sales agent fees. The Company earns agency placement fees and sales agent commissions in non underwritten transactions, such as private placements of loans and debt and equity securities, including, private investment in public equity transactions ("PIPEs"), and as sales agent in at-the-market offerings of equity securities. The Company records placement revenues (which may be in cash and/or securities) at the point in time when the services for the transactions are completed under the terms of each assignment or engagement. The Company records sales agent commissions on a trade-date basis.

Brokerage

Brokerage revenue consists of commissions, principal transactions and equity and credit research fees

• Commissions. Commission revenue includes fees from executing and clearing client transactions and commission sharing arrangements. Trade execution and clearing services, when provided together, represent a single performance obligation as the services are not separately identifiable in the context of the contract. Commission revenues associated with combined trade execution and clearing services on a standalone basis, are recognized at a point in time on trade date. Commissions revenues are generally paid on settlement date and the Company records a receivable between trade-date and payment on settlement date. The Company permits institutional customers to allocate a portion of their commissions to pay for research products and other services provided by third parties. The amounts allocated for those purposes are commonly referred to as "soft dollar arrangements". The Company also offers institutional clients the ability to allocate a portion of their gross commissions incurred on trades executed with various clearing brokers to pay for research products and other services provided by third parties by entering into commission sharing arrangements. The Company acts as an agent in the soft dollar and commission sharing arrangements as the customer controls the use of the soft dollars and directs payments to third-party service providers on its behalf. Accordingly, amounts allocated to soft dollar arrangements are netted against commission revenues and recorded on trade date. Commissions on soft dollar brokerage are recorded net of the related expenditures. The costs of commission sharing arrangements are recorded for each eligible trade and shown net of commission revenue.

• Riskless Principal Transactions. Riskless Principal transaction revenues include net trading gains and losses from principal trades facilitated by the Company. At the time of a trade both sides are identified and the firm is not at risk.

• Equity and credit research fees. Equity and credit research fees are paid to the Company for providing equity and credit research. Revenue is recognized once an arrangement exists, access to research has been provided and the customer has benefited from the research.

Furniture and Equipment

The Company records furniture and equipment at cost. The Company provides for depreciation of furniture and equipment on the straight-line method based on the estimated useful lives of the assets ranging from five to seven years.

Income Taxes

The Company is a single member limited liability company, and as such is disregarded for income tax purposes.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2017. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces members' equity. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analysis of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2020.

401(k) Savings Plan

Employees of the Company can elect to participate in a 401(k) defined contribution retirement savings plan. Employees are entitled to participate based upon certain eligibility requirements and contribution limitations. The Company currently does not match employee contributions.

Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2020, the Company has net capital and net capital requirements of $9,441,816 and $183,647 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .29 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

Fair Value Measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 1 for a discussion of the Company's policies.

The Company's securities are classified as level 1 securities as of December 31, 2020.

In accordance with FASB Accounting Standards Update No. 2010-06, the Company did not have any significant transfers between Level 1 and Level 2 during the year ended December 31, 2020.

Commitments and Related Party Transactions

The Company adopted the new guidance for leases prospectively effective January 1, 2019. The new guidance requires that the Company determine if an arrangement is a lease at inception of the transaction. Operating lease assets are included in right-of-use ("ROU") assets while the corresponding lease liabilities are included in operating lease liabilities in the statement of financial condition. Finance leases are included in property and equipment while the related liabilities are included in loans payable in the statement of financial condition.

A ROU asset represents the Company's right to use an underlying asset for the lease term while the related operating lease liability represents the obligations to make future lease payments arising from the lease. A ROU asset and related operating lease liability are recognized at lease commitment date, based on the present value of lease payments over the lease term. The Company does not borrow funds and does not have a determinable incremental borrowing rate. The incremental borrowing rate used is the Treasury Bill Rate approximating the term of the operating lease.

The ROU asset also includes any lease payments made and excludes lease incentives. The lease term may include options to extend or terminate the lease when it is reasonably certain that the Company exercise that option. The lease expense for a ROU asset is recognized on a straight-line basis over the lease term.

There are several elections the Company may chose to utilize, simplifying the adoption process. They are; the practical expedients, the hindsight expedient, combing lease and non-lease components and utilizing the short-term lease option.
The package of practical expedient has three components. The Company has specific elections; (i) not to reassess historical lease classifications, (ii) not to recognize short-term leases on the statement of financial position and (iii) not to separate lease and non-lease components. The practical expedient is an all or nothing election; the company elected to use the package of practical expedients.

The Company may elect the hindsight practical expedient to (i) reassess the likelihood that a lease renewal, termination or purchase option will be exercised and (ii) reassess the impairment of ROU assets. The Company elected to use the hindsight practical expedient.
The Company may elect to include both lease and non-lease components of a lease as a single component, by asset class, and account for both components as part of lease payment. This election relieves the Company from obligation to perform a pricing allocation. The Company elected to include both the lease and non-lease components as a single component.

For short-term lease, defined as a lease term of twelve months or less, the Company can elect not to apply the recognition requirements and recognize lease payments in the statement of operations on a straight line basis and recognize variable lease payments, if any, as they are incurred. The Company elected not to apply the recognition requirements to leases classified as short-term.

The Company leases office space under non-cancellable operating leases. These leases have remaining terms ranging from one year to four years with no extension or termination clauses.

The components of lease expense for the year ended December 31, 2020 were as follows:

Operating lease costs:	
Amortization of right-of-use assets	$ 532,291
Interest on operating lease liabilities	41,605
Total operating lease costs	$ 573,896

Supplemental statement of financial condition at December 31, 2020, relating to leases was as follows:

Operating leases:	
Right-of-use assets net	$ 1,356,668
Operating lease liabilities	$ 1,412,602

Maturities of lease liabilities at December 31, 2020 were as follows:

Fiscal year	Amount
2021	437,204
2022	378,684
2023	378,684
2024	284,013
Thereafter	0
	$1,478,585
Less imputed interest	(65,983)
Lease liability	$1,412,602

Total rental expense of $568,885 including the non-cancellable and month-to-month leases referred to above, was charged to operations during the year ended December 31, 2020.

Financial Instruments, Off Balance Sheet Risks and Contingencies

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company has a substantial portion of its assets on deposit with banks and clearing brokers. Assets deposited with banks and clearing brokers are subject to credit risk. In the event of a bank's or clearing broker's insolvency, recovery of the Company's assets on deposit may be limited to account insurance or other protection afforded such deposits. As of December 31, 2020, the Company had $8,086,618 of cash in excess of the federally insured amount of $250,000 per bank.

The Company is not involved in any disputes arising in the normal course of business.

The Company's financial instruments, including cash, receivables and other assets are carried at amounts which approximate fair value. Securities owned or sold, but not yet purchased are valued at fair value using quoted market prices. Payables and other liabilities are carried at amounts which approximate fair value.

Paycheck Protection Program Loan

As a response to the COVID-19 pandemic and the economic fallout in the United States the Coronavirus Aid, Relief, and Economic Security Act (CARES) was implemented. This program was implemented by the Small Business Administration (SBA) and supported by the Department of Treasury. The program provides small business with funds (loans) to pay up to 24 weeks of payroll, payroll costs, benefits, interest on mortgages, rent, and utilities. The SBA will for-give such loans if certain employee retention criteria are met, and the funds are used for the eligible expenses.

On April 4,2020 the Company received a Paycheck Protection Loan of $1,277,500. From such proceeds the Company has had $2,988,514 of eligible expenses which will qualify for forgiveness under the program. The Company also has met the employee retention criteria, and therefore expect the full amount of the loan to be forgiven.

Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation noted one subsequent event to which the SBA has forgiven the full amount of the PPP loan in January of 2021.